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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-66210

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 04/01/09 (MM/DD/YY) AND ENDING 03/31/10 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Sethi Financial Investments, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2600 Avenue K, Suite 101
(No. and Street)

Plano	TX	75074
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

CF & Co., L.L.P.
(Name – if individual, state last, first, middle name)

14175 Proton Rd.	Dallas	TX	75244
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (6-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, James De Gregorio, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Sethi Financial Investments, Inc., as of March 31, 2010, are true and correct. I further swear (or affirm) that neither the Company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:


FRANCINE GROVES
NOTARY PUBLIC STATE OF TEXAS
COMMISSION EXPIRES:
10-16-2012
NOTARY PUBLIC
STATE OF TEXAS

Signature

Owner
Title

Notary Public

This report** contains (check all applicable boxes):

- [X] (a) Facing page.
- [X] (b) Statement of Financial Condition.
- [X] (c) Statement of Income (Loss).
- [X] (d) Statement of Cash Flows
- [X] (e) Statement of Changes in Stockholders' Equity or partners' or Sole Proprietor's Capital.
- [X] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [X] (g) Computation of Net Capital.
- [X] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [X] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [X] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [X] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [X] (o) Independent auditor's report on internal control

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

SETHI FINANCIAL INVESTMENTS, INC.
(A Development Stage Corporation)

REPORT PURSUANT TO RULE 17a-5(d)

FOR THE YEAR ENDED
MARCH 31, 2010

AND

FOR THE PERIOD FROM INCEPTION
(APRIL 3, 2003) TO MARCH 31, 2010

SETHI FINANCIAL INVESTMENTS, INC.
(A Development Stage Corporation)

CONTENTS

	PAGE
INDEPENDENT AUDITOR'S REPORT	1
STATEMENT OF FINANCIAL CONDITION	2
STATEMENTS OF INCOME (LOSS)	3
STATEMENTS OF CHANGES IN STOCKHOLDER'S EQUITY	4
STATEMENTS OF CHANGES IN LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS	6
STATEMENTS OF CASH FLOWS	7
NOTES TO FINANCIAL STATEMENTS	8 - 11
SUPPORTING SCHEDULES	
Schedule I: Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission	13 - 14
Schedule II: Computation for Determination of Reserve Requirements Under Rule 15c3-3 of the Securities and Exchange Commission	15
INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5	17 - 18



CF & Co., L.L.P.
CERTIFIED PUBLIC ACCOUNTANTS
& CONSULTANTS

INDEPENDENT AUDITOR'S REPORT

Board of Directors
Sethi Financial Investments, Inc.

We have audited the accompanying statement of financial condition of Sethi Financial Investments, Inc. (a development stage corporation), as of March 31, 2010, and the related statements of income (loss), changes in stockholder's equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the year ended March 31, 2010, and for the period from inception (April 3, 2003) to March 31, 2010, that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Sethi Financial Investments, Inc. as of March 31, 2010 and the results of its operations, changes in stockholder's equity, changes in liabilities subordinated to claims of general creditors, and its cash flows for the year ended March 31, 2010, and for the period from inception (April 3, 2003) to March 31, 2010 in conformity with accounting principles generally accepted in the United States of America.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

CF & Co., L.L.P.

Dallas, Texas
May 26, 2010

14175 Proton Road • Dallas, Texas 75244-3604 • Phone: 972-387-4300 • 800-834-8586 • Fax 972-960-2810 • www.cfllp.com

SETHI FINANCIAL INVESTMENTS, INC.
(A Development Stage Corporation)
Statement of Financial Condition
March 31, 2010

ASSETS

Cash	$ 8,219
Receivable from broker-dealer - clearing deposit	26,333
Other assets	108
	$ 34,660

LIABILITIES AND STOCKHOLDER'S EQUITY

Liabilities	
Accrued liabilities	$ 1,423
Related party liability	3,500
	4,923
Stockholder's equity	
Capital stock, 100,000 shares authorized, with no par value, 100,000 shares issued and outstanding	124,343
Deficit accumulated during the development stage	(94,606)
Total stockholder's equity	29,737
	$ 34,660

The accompanying notes are an integral part of these financial statements.

SETHI FINANCIAL INVESTMENTS, INC.
(A Development Stage Corporation)
Statements of Income (Loss)
For the Year Ended March 31, 2010 and For the Period
From Inception (April 3, 2003) to March 31, 2010

	For the Year Ended March 31, 2010	For the Period From Inception, (April 3, 2003) to March 31, 2010
Revenue		
Interest	$ 20	$ 625
Other revenue	--	36,575
Total revenue	20	37,200
Expenses		
Compensation and benefits	3,900	15,950
Clearing charges	3,392	18,815
Regulatory fees and expense	3,085	45,872
Other	15,248	51,169
Total expenses	25,625	131,806
Net income (loss)	$ (25,605)	$ (94,606)

The accompanying notes are an integral part of these financial statements.

SETHI FINANCIAL INVESTMENTS, INC.
(A Development Stage Corporation)
Statements of Changes in Stockholder's Equity
For the Year Ended March 31, 2010 and For the Period
From Inception (April 3, 2003) to March 31, 2010

	Capital Shares	Capital Stock	Deficit Accumulated During the Development Stage	Total
Balances at April 3, 2003	--	$ --	$ --	$ --
Capital contributions for period	100,000	18,100		18,100
Expenses paid by stockholder		18,780		18,780
Net income (loss)			(28,697)	(28,697)
Balances at March 31, 2005	100,000	36,880	(28,697)	8,183
Capital contributions for year		18,458		18,458
Net income (loss)			(16,854)	(16,854)
Balances at March 31, 2006	100,000	55,338	(45,551)	9,787
Capital contributions for year		15,005		15,005
Net income (loss)			(14,888)	(14,888)
Balances at March 31, 2007	100,000	70,343	(60,439)	9,904

The accompanying notes are an integral part of these financial statements.

SETHI FINANCIAL INVESTMENTS, INC.
(A Development Stage Corporation)
Statements of Changes in Stockholder's Equity, continued
For the Year Ended March 31, 2010 and For the Period
From Inception (April 3, 2003) to March 31, 2010

	Capital Shares	Capital Stock	Deficit Accumulated During the Development Stage	Total
Capital contributions for year		38,000		38,000
Net income (loss)			17,369	17,369
Balances at March 31, 2008	100,000	108,343	(43,070)	65,273
Net income (loss)			(25,931)	(25,931)
Balances at March 31, 2009	100,000	108,343	(69,001)	39,342
Capital contributions for year		16,000		16,000
Net income (loss)			(25,605)	(25,605)
Balances at March 31, 2010	100,000	$ 124,343	$ (94,606)	$ 29,737

The accompanying notes are an integral part of these financial statements.

SETHI FINANCIAL INVESTMENTS, INC.
(A Development Stage Corporation)
Statements of Changes in Liabilities Subordinated
To Claims of General Creditors
For the Year Ended March 31, 2010 and For the Period
From Inception (April 3, 2003) to March 31, 2010

	For the Year Ended March 31, 2010	For the Period From Inception, (April 3, 2003) to March 31, 2010
Balances at beginning of period	$ --	$ --
Increases	--	--
Decreases	--	--
Balances at end of period	$ --	$ --

The accompanying notes are an integral part of these financial statements.

SETHI FINANCIAL INVESTMENTS, INC.
(A Development Stage Corporation)
Statements of Cash Flows
For the Year Ended March 31, 2010 and For the Period
From Inception (April 3, 2003) to March 31, 2010

	For the Year Ended March 31, 2010	For the Period From Inception, (April 3, 2003) to March 31, 2010
Cash flows from operating activities		
Net income (loss)	$ (25,605)	$ (94,606)
Adjustments to reconcile net income (loss) to net cash provided (used) by operating activities:		
Change in assets and liabilities:		
Decrease (increase) in other assets	326	(108)
Decrease (increase) in receivable from broker-dealer	(2,015)	(26,333)
Increase in accounts payable	1,123	1,423
Increase in related party payable	3,500	3,500
Net cash provided (used) by operating activities	(22,671)	(116,124)
Cash flows from investing activities		
Net cash provided (used) by investing activities	--	--
Cash flows from financing activities		
Expenses paid by stockholder	--	18,780
Capital contributions	16,000	105,563
Net cash provided (used) by financing activities	16,000	124,343
Net increase (decrease) in cash	(6,671)	8,219
Cash at beginning of period	14,890	--
Cash at end of period	$ 8,219	$ 8,219

Supplemental Disclosures of Cash Flow Information

Cash paid during the year for		
Income taxes	$ --	$ --
Interest	$ --	$ --

The accompanying notes are an integral part of these financial statements.

Note 1 - Accounting Policies

Effective May 27, 2004, Sethi Financial Investments, Inc. (the "Company") registered as a broker/dealer in securities with the Securities and Exchange Commission and is a member of the Financial Industry Regulatory Authority (FINRA). The Company operates under (SEC) Rule 15c3-3(k)(2)(ii), which provides that all the funds and securities belonging to the Company's customers would be handled by a clearing broker-dealer.

Management Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America ("U.S. GAAP") requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Recent Pronouncements

The Financial Accounting Standards Board ("FASB") issued Statement No. 168, *The FASB Accounting Standards Codification and the Hierarchy of Generally Accepted Accounting Principles* ("SFAS 168") (FASB ASC 105-10). SFAS 168 replaces all previously issued accounting standards and establishes the *FASB Accounting Standards Codification* ("FASB ASC" or the "Codification") as the source of authoritative accounting principles recognized by the FASB to be applied by nongovernmental entities in the preparation of financial statements in conformity with U.S. GAAP. SFAS 168 is effective for all annual periods ending after September 15, 2009. The FASB ASC is not intended to change existing U.S. GAAP. The adoption of this pronouncement only resulted in changes to the Company's financial statement disclosure references. As such, the adoption of this pronouncement had no effect on the Company's financial statements.

In May 2009, the FASB issued Statement No. 165, *Subsequent Events* ("SFAS 165"), included in the Codification under FASB ASC 855, which establishes general standards of accounting for and disclosure of events occurring after the balance sheet date, but before the financial statements are issued or available to be issued. SFAS 165 also requires entities to disclose the date through which it has evaluated subsequent events and the basis for that date. The Company adopted SFAS 165 for its year ended March 31, 2010. The adoption did not have a material impact on the Company's financial statements.

Note 1 - Accounting Policies, continued

See Note 9 for more information regarding the Company's evaluation of subsequent events.

Income Taxes

The Company currently accounts for income taxes on an as-filed or to-be-filed basis, such that current or deferred tax assets and liabilities are immediately recognized when the related tax position is taken (or is expected to be taken) in its income tax returns. Management evaluates the ultimate realizability of current and deferred tax benefits and, if necessary, records a valuation allowance.

Income taxes are provided for the tax effects of transactions reported in the financial statements and consist of a net operation loss carry forward. Deferred taxes are also recognized for operating losses that are available to offset future taxable income, subject to a valuation allowance.

The Company files income tax returns in the U.S. federal jurisdiction and in various state and local jurisdictions. The Company's federal income tax returns generally remain subject to examination by the Internal Revenue Service for three years from the date the return is due, including extensions. The Company's state and local income tax returns are subject to examination by the respective state and local authorities over various statues of limitations, most ranging from three to five year from the date of filing.

Note 2 - Development Stage Operations

The Company is a development stage corporation since it has not commenced principal operations as of March 31, 2010. Activities during the development stage have been directed toward obtaining and maintaining its status as a registered broker/dealer in securities. Cumulative losses incurred during the development stage aggregated $94,606 at March 31, 2010.

Note 3 - Net Capital Requirements

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain a minimum net capital, as defined under such provisions. Net capital and the related net capital ratio may fluctuate on a daily basis. At March 31, 2010, the Company had net capital of approximately $29,629 and net capital requirements of $5,000. The Company's

Note 3 - Net Capital Requirements, continued

ratio of aggregate indebtedness to net capital was .17 to 1. The Securities and Exchange Commission permits a ratio of no greater than 15 to 1.

Note 4 - Possession or Control Requirements

The Company does not have any possession or control of customer funds or securities. There were no material inadequacies in the procedures followed in adhering to the exemptive provisions of (SEC) Rule 15c3-3(k)(2)(ii) by promptly transmitting all customer funds and securities to the clearing broker who carries the customer accounts.

Note 5 - Commitment and Contingencies

Included in the Company's clearing agreement with its clearing broker-dealer, is an indemnification clause. This clause relates to instances where the Company's customers fail to settle security transactions. In the event this occurs, the Company will indemnify the clearing broker-dealer to the extent of the net loss on the unsettled trade. The Company is required to maintain a clearing deposit. As of March 31, 2010 the Company had not conducted any customer business and therefore, there were no potential losses relating to this indemnification.

Note 6 - Income Taxes

The Company has a net operating loss carryforward of $94,606 that expires between 2024 and 2029. An income tax benefit of $14,192 has not been reported in the financial statements because the Company believes there is at least a 50% chance that the carryforwards will expire unused. Accordingly, the tax benefit has been offset by a valuation allowance of the same amount.

The following table reflects the changes in tax benefit:

	Deferred Tax Asset March 31, 2009	Current Period Changes	Deferred Tax Asset March 31, 2010
Federal	$ 10,351	$ 3,841	$ 14,192
Valuation allowance	(10,351)	(3,841)	(14,192)
Amount per balance sheet	$ -0-	$ -0-	$ -0-

Note 6 - Income Taxes, continued

On December 30, 2008, FASB issued Staff Position ("FSP") No. FIN 48-3, included in the Codification under FASB ASC 740, *"Effective Date of FASB Interpretation No. 48 for Certain Nonpublic Entities,"* which permitted the Company to defer the implementation of FASB Interpretation No. 48, *"Accounting for Uncertainty in Income Taxes"* FIN 48-3 until its fiscal year beginning April 1, 2009. FASB ASC 740 clarifies that management is expected to evaluate an income tax position taken, or expected to be taken, for likelihood of realization, before recording any amounts for such position in the financial statements. FIN 48-3 also requires expanded disclosure with respect to income tax positions taken that are not certain to be realized. The Company adopted FIN 48-3 for its year ended March 31, 2010. The adoption did not have a material impact on the Company's financial statements.

Note 7 - Related Party Transaction

The Company and an affiliate are under common control and the existence of that control may create operating results and financial position significantly different than if the companies were autonomous.

$3,500 was accrued at March 31, 2010 for various services rendered during the year by a related party.

Note 8 - Management's Plan

It is management's plan to continue to inject capital into the Company to maintain adequate net capital. In addition, the Company intends to commence principal operations during the following year ended March 31, 2011.

Note 9 - Subsequent Events

In preparing the accompanying financial statements, in accordance with FASB ASC 855, "Subsequent Events", the Company has reviewed events that have occurred after March 31, 2010 through May 26, 2010, the date the financial statements were available to be issued. During this period, the Company did not have any material subsequent events.

Supplemental Information

Pursuant to Rule 17a-5

of the Securities Exchange Act of 1934

For the year ended

March 31, 2010

Schedule I

SETHI FINANCIAL INVESTMENTS, INC.
(A Development Stage Corporation)
Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission
As of March 31, 2010

COMPUTATION OF NET CAPITAL

Total ownership equity qualified for net capital	$ 29,737
Liabilities subordinated to claims of general creditors	--
Total capital and allowable subordinated liabilities	29,737
Deductions and/or charges	
Non-allowable assets:	
Other assets	(108)
Net capital before haircuts on securities positions	29,629
Haircuts on securities (computed, where applicable, pursuant to Rule 15c3-1(f))	--
Net capital	$ 29,629

AGGREGATE INDEBTEDNESS

Total aggregate indebtedness	$ 4,923

Schedule I (continued)

SETHI FINANCIAL INVESTMENTS, INC.
(A Development Stage Corporation)
Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission
As of March 31, 2010

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Minimum net capital required (6 2/3% of total aggregate indebtedness)	$ 328
Minimum dollar net capital requirement of reporting broker or dealer	$ 5,000
Minimum net capital requirement (greater of two minimum requirement amounts)	$ 5,000
Net capital in excess of required minimum	$ 24,629
Excess net capital at 1000%	$ 29,137
Ratio: Aggregate indebtedness to net capital	0.17 to 1

RECONCILIATION WITH COMPANY'S COMPUTATION

The differences in the computation of net capital under Rule 15c3-1 from the Company's computation are:

Net capital per the Company's FOCUS IIA, March 31, 2010	$ 33,129
Understatement of related party liabilities	(3,500)
Net capital per report pursuant to Rule 17a-5(d), March 31, 2010	$ 29,629

Schedule II

SETHI FINANCIAL INVESTMENTS, INC.
(A Development Stage Corporation)
Computation for Determination of Reserve Requirements
Under Rule 15c3-3 of the Securities and Exchange Commission
As of March 31, 2010

EXEMPTIVE PROVISIONS

The Company has claimed an exemption from Rule 15c3-3 under section (k)(2)(ii), in which all customer transactions are cleared through another broker-dealer on a fully disclosed basis.

Company's clearing firm: Sterne Agee

Independent Auditor's Report

On Internal Control

Required By SEC Rule 17a-5

For the Year Ended
March 31, 2010



CF & Co., L.L.P.
CERTIFIED PUBLIC ACCOUNTANTS
& CONSULTANTS

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5

Board of Directors
Sethi Financial Investments, Inc.

In planning and performing our audit of the financial statements and supplemental information of Sethi Financial Investments, Inc. (the "Company"), as of and for the year ended March 31, 2010 in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial

statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis.

A significant deficiency is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented, or detected and corrected, on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and was not designed to identify all deficiencies in internal control that might be material weaknesses and therefore, there can be no assurance that all material weaknesses have been identified. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at March 31, 2010, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the Financial Industry Regulatory Authority, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.



CF & Co., L.L.P.

Dallas, Texas
May 26, 2010